Filed by Healthcare Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Tau Medical Ltd.

Commission File No.: 333-258915

Date: January 20, 2022

Alpha Tau Announces New Research Collaboration to Study the Potential of Alpha DaRTTM to Enhance Immune Stimulation in the Treatment of Breast Cancer

JERUSALEM, Jan 20, 2022 – Alpha Tau Medical Ltd. (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that it has signed a sponsored research agreement with investigators at The University of Texas MD Anderson Cancer Center (“MD Anderson”) to evaluate potential immune stimulation by combining Alpha DaRT™ with DNA-repair inhibitors and immune checkpoint inhibitors for the treatment of breast tumors.

The study will be led by Gabriel Sawakuchi, Ph.D., Associate Professor of Radiation Physics, and Simona Shaitelman, M.D., Associate Professor of Radiation Oncology at MD Anderson, together with Alpha Tau’s translational research and physics teams. The research will focus on the mechanism of alpha radiation, with its higher relative efficiency in killing cancer cells, in comparison to traditional radiation modalities such as protons and photons, to assess any potential synergy in providing immune stimulation for enhanced destruction of breast cancer cells. The investigators will examine whether such a synergy exists between Alpha DaRT, immune checkpoint inhibitors, and biological treatments that inhibit DNA repair in a pre-clinical setting.

Alpha Tau CTO Ronen Segal said, “This is an extremely exciting collaboration for Alpha Tau. We are delighted to work with such an extraordinary team to examine a very promising hypothesis: that Alpha DaRT may be uniquely well-suited to treat what has been a particularly deadly and intractable form of cancer.”

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the source and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

On July 8, 2021, Alpha Tau announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Healthcare Capital Corp. (Nasdaq: HCCC) (“HCCC”), a special purpose acquisition company, pursuant to which Alpha Tau would consummate a business combination transaction (the “Business Combination”) with HCCC and become a Nasdaq-listed public company.

Media Package: https://www.alphatau.com/media-package

Additional Information and Where to Find It

For additional information on the Business Combination, see HCCC’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on July 8, 2021.

In connection with the proposed transaction with HCCC, Alpha Tau has filed a Registration Statement on Form F-4, which includes a preliminary proxy statement/prospectus of HCCC, which was declared effective on January 12, 2022. HCCC will mail a definitive proxy statement/prospectus to its shareholders relating to the proposed Business Combination.

Investors and security holders of HCCC are advised to read, the definitive proxy statement in connection with HCCC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed Business Combination because the proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of HCCC as of January 13, 2022, the record date established for voting on the proposed Business Combination.

Stockholders may also obtain copies of the Registration Statement, proxy statement/prospectus, and Form 8-K, without charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

HCCC and Alpha Tau and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of HCCC’s stockholders in connection with the proposed Business Combination between HCCC and Alpha Tau. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of HCCC’s directors and officers HCCC’s and Alpha Tau’s filings with the SEC, including the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s and HCCC’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Merger contemplated thereby; (xiv) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of HCCC or other conditions to closing in the Merger Agreement; (xv) the inability to meet the aggregate transaction proceeds requirements of the Merger Agreement due to the inability to consummate the PIPE Investment or the amount of cash available following any redemptions by HCCC’s stockholders; (xvi) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (xvii) the risk that the proposed transactions disrupt current plans and operations of Alpha Tau as a result of the announcement and consummation of the transaction described herein; (xviii) the ability to recognize the anticipated benefits of the proposed Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xix) costs related to the proposed Merger; (xx) changes in applicable laws or regulations; (xxi) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s Registration Statement on Form F-4 originally filed with the SEC on August 19, 2021, as amended, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Contact: Amnon Gat

+972-54-9746276

amnong@alphatau.com

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